FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Koch David A.	SurModics, Inc. (SRDX)	to Issuer (Check all applicable)

(Last) (First) (Middle)		Director 10% Owner

Officer (give title below)
	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	Other (specify below)

1582A Homestead Trail
(Street)

	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Long Lake MN 55356	May 2002	(Check applicable line)
(City) (State) (Zip)		Form Filed by One Reporting Person

Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

(A)
or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Common Stock	5/30/02	G	V	50	D	None

Common Stock

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

764,510	D

142,000	I	Trust (1)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
4. Transaction	Disposed of (D)
Code	(Instr. 3, 4,
2. Conversion or	(Instr. 8)	and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Director Stock Option (Right to Buy)	$6.563	Previously Reported

Director Stock Option (Right to Buy)	$2.50	Previously Reported

Director Stock Option (Right to Buy)	$25.094	Previously Reported

Director Stock Option (Right to Buy)	$34.85	11/12/01	A	V	1,000

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(2)	5/17/09	Common Stock	9,000	None

(3)	9/18/05	Common Stock	40,000	None

(4)	9/18/10	Common Stock	2,000	None

(5)	11/12/11	Common Stock	1,000	None

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Securities	Indirect
Owned at End	Beneficially	Beneficial
of Month	owned at end of month	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

9,000	D

40,000	D

2,000	D

1,000	D

      Explanation of Responses:

(1)	These shares are owned by a trust established under the will of Clarissa L. Gray. The wife and children of David A. Koch are among the beneficiaries of the trust. The trustees of the trust are David A. Koch, Paul M. Torgerson and U.S. Bank Trust National Association SD.
(2)	Exercisable in annual increments of 1,800 shares each commencing 5/17/99.
(3)	Exercisable in annual increments of 8,000 shares each commencing 9/18/95.
(4)	Exercisable in annual increments of 400 shares each commencing 9/18/00.
(5)	Exercisable in annual increments of 299 shares each commencing 11/21/01.

/s/ David A. Koch	July 3, 2002
**Signature of Reporting Person	Date

      **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)